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
FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Chase             David            T.         ACCEL International Corporation (ACLE)

(Last)            (First)       (Middle)     3. IRS or Social    4. Statement for         _X_ Director          _X_ 10% Owner
                                             Security Number     Month/Year
                                             of Reporting per-      May 1997              ___ Officer           ___ Other
                                             son, if an entity                            (give title           (specify below)
c/o Chase Enterprises, One Commercial Plaza  (Voluntary)                                   below)
                  (Street)
Hartford            CT       06103
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                                          ___ Form filed by More than One
                                                                                              Reporting Person

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
                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code V    Amount    (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                      11/21/96     J(1)      1,008,405  A   N/A                           I             (2)
Common Stock                      12/19/96     J(1)        159,419  A   N/A                           I             (2)
Common Stock                        1/8/97     J(3)      1,036,126  A   N/A                           I             (4)
Common Stock                       2/26/97     J(3)         15,648  A   N/A                           I             (4)
Common Stock                       2/27/97     J(3)        116,050  A   N/A                           I             (4)
Common Stock                                                                       1,167,824          I             (2)
Common Stock                                                                       1,167,824          I             (4)
Common Stock                                                                       2,000,000          I             (5)


*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                                              (Print or Type Responses)
                                                    Page 1 of 3
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

FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of Deriv-    Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    ative        cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise (Month/  (Instr.  Securities   Expiration     Securities          ative     ative      of        direct
                Price      Day/    8)      Acquired     Date           (Instr.3,5)         Secur-    Secur-     Deriv-    Bene-
                of        Year)            (A) or       (Month/Day                         ity       ities      ative     ficial
                Deriv-                     Disposed      Year)                             (Instr.5) Bene-      Secur-    Own-
                ative                      of (D)                                                    ficially   ity:      ship
                Security                   (Inst.3,4,5)                                              Owned      Direct   (Instr.
                                                                                                     at End     (D) or    4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                   Code V   (A)   (D)   Date   Expir-  Title     Amount
                                                        Exer-  ation             or
                                                        cisableDate              Number
                                                                                 of
                                                                                 Shares

Director Stock $2.75/share 5/20/97  A   V   1,000        (6)   5/20/97 Common    1,000      (7)       1,000       D
Option                                                                  Stock
(right to buy)

Explanation of Responses: See Page 3.

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

                                                                              /s/ David T. Chase                 November 20, 1997
                                                                              ** Signature of Reporting Person       Date

** Intentional misstatements or omissions of facts constitute Federal         Name: David T. Chase
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                    Page 2 of 3
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
FORM 4 (continued)



Item 1:   Chase, David T.
          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, CT 06103

Item 2:   ACCEL International Corporation (ACLE)

Item 4:   May 1997


Explanation of Responses:

(1) The Darland Trust deposited these shares into a brokerage account with respect to which the reporting person has the shared power to direct sales and the transfer of funds.
(2) These shares are held by the Darland Trust in a brokerage account with respect to which the reporting person has been granted the shared power to direct sales and the transfer of funds.
(3) Arnold L. Chase deposited these shares into a brokerage account with respect to which the reporting person has the shared power to direct sales and the transfer of funds.
(4) These shares are held by Arnold L. Chase in a brokerage account with respect to which the reporting person has been granted the shared power to direct sales and the transfer of funds.
(5) These shares are directly owned by the reporting person's spouse. 1,330,000 of these shares are held in a brokerage account with respect to which the reporting person has been granted the shared power to direct sales and the transfer of funds.
(6)  50% exercisable on May 20, 1998, and 50% exercisable on May 20, 1999.
(7)  Options awarded under a Rule 16b-3 stock option plan.



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